(Translation)


To Whom It May Concern:

                                                                  March 31, 2005

                                      Company Name:
                                          TOYOTA MOTOR CORPORATION
                                      Name and Title of Representative:
                                          Fujio Cho, President
                                      (Code Number: 7203
                                          Securities exchanges throughout Japan)
                                      Name and Title of Contact Person:
                                          Masaki Nakatsugawa
                                          General Manager, Accounting Division
                                      Telephone Number: 0565-28-2121

                   Notice Concerning Dissolution of Subsidiary

We hereby give notification that at the meeting of the Board of Directors of Toyota Motor Corporation ("TMC") held on March 31, 2005, TMC decided to dissolve its subsidiary, Red Moon, LLC. ("RML"), as described below.

1.   Reason for the Dissolution

     In May 2004, for the purpose of the land purchase for the Toyota Technical Center, USA, Inc., a wholly owned subsidiary of TMC ("TTC"), TTC acquired RML, established in March 2004 as a Michigan limited liability company, a subsidiary of TTC, and an indirect subsidiary of TMC.

     As a result of entering into agreements which allow TTC to purchase the aforementioned real estate, the necessity for TTC to continue the operations of RML has ceased. Therefore, we have decided to dissolve RML in consideration of simplifying the company operation.


2.   Facts of subsidiary to be dissolved

     Name:                    Red Moon, LLC
     Location:                1555 Woodridge Avenue, Ann Arbor, Michigan, U.S.A
     Formation:               March, 2004
                              Ownership acquired by TTC in May 2004
     Capital:                 None
     No. of employees:        0
     Owner:                   TTC 100%


3.   Schedule for the Dissolution


      Dissolution scheduled in March 2005.


4.   Anticipated effects on the consolidated revenues of TMC


     The anticipated effects of the dissolution of RML on TMC's business performance are very minor.